

16012892

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Connor & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 East 17th Street, Suite 114
(No. and Street)

Costa Mesa,	CA	92627
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William O'Connor — 949 764-9320 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



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OATH OR AFFIRMATION

I, William O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Connor & Company Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

(See Affixed Notary Attach; CA Gov Code 8202)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 26 **day of** Aug, **20**16, **by** William O'Connor

, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________ **(Seal)**


PATRICK JAMES JUAREZ
Commission # 2117233
Notary Public - California
Orange County
My Comm. Expires Jun 26, 2019

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Contents

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
O'Connor & Company Securities, Inc.
Costa Mesa, CA 92627

I have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. (the "Company"), a California corporation, as of December 31, 2015 and the related statements of income (loss), changes in shareholders' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 19, 2016

O'Connor & Company Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash		
Cash	$963,460	
Clearing brokers	104,869	$1,068,329
Due from clearing broker		169,696
Inventory Municipal Bonds		20,057
Secured demand note receivable		600,000
Property and Equipment, at cost, net of accumulated depreciation of $24,143		61,445
Security deposits		4,636
Total Assets		$1,924,163

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses		$16,330
Accrued commissions		805,364
Interest payable - subordinated notes		7,500
Due to Clearing Inventory		20,057
Liabilities subordinated to claims of general creditors		600,000
Total Liabilities		$1,449,251
Shareholders' Equity		
Common stock ($5 par value, 100,000 shares authorized, 26,600 shares issued and outstanding)	133,000	
Paid-in capital	1,000	
Retained earnings	340,912	474,912
Total Liabilities and Shareholders' Equity		$1,924,163

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.

Statement of Income
For the Year Ended December 31, 2015

Revenues	
Commission Income	$ 552,723
Underwriting revenue	2,398,920
Trading income (loss)	12,944
Interest income	48
Total Revenues	2,964,635
Expenses	
Auto expense	6,218
Clearing expenses	61,563
Commissions	2,289,639
Depreciation	11,451
Donations	987
Dues and subscriptions	1,865
Insurance	34,288
Interest expense	28,815
Office expense	71,807
Professional fees	47,863
Quotation service	40,585
Regulatory fees	27,765
Rent	35,393
Salaries and wages	122,556
Travel and entertainment	13,024
All other expenses	13,483
Total Expenses	2,807,302
Income before income taxes	157,333
Income tax provision	1,290
Net Income	$ 156,043

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Statement of Liabilities Subordinated to the Claims of Creditors
December 31, 2015

	Balance Dec. 31, 2014	Additions	Deletions	Balance Dec. 31, 2015
William J. O'Connor 5% interest, payable monthly principal due March 31, 2017	$ 300,000	$ -	$ -	$ 300,000
Kenneth & Louise Caresio Living Trust 5% interest, payable quarterly principal due May 31, 2016	300,000	-	-	300,000
Total	$ 600,000	$ -	$ -	$ 600,000

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2014	26,600	$133,000	$ 1,000	$184,869	$318,869
Net Income				156,043	156,043
Balance, December 31, 2015	26,600	$133,000	$ 1,000	$340,912	$ 474,912

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net income	$156,043
Depreciation	11,451
Changes in operating assets and liabilities:	
Due from clearing broker	(102,633)
Inventory – bond	(20,057)
Accounts payable and accrued expenses	4,531
Accrued commissions	317,742
Loans payable - bond inventory	20,057
Net cash used by operating activities	387,134
Cash Flows for Investing Activities:	
Property and Equipment:	(44,862)
Cash Flows from Financing Activities	-
Net increase in cash	342,272
Cash at beginning of year	726,057
Cash at end of year	$1,068,329
Supplemental Cash Flow Information:	
Cash paid for interest	$28,815
Cash paid for taxes	$1,798

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

O'Connor & Company Securities, Inc. (the "Company") is a California corporation incorporated on November 9, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015

O'Connor & Company Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 3 - Fair Value (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$963,460	$ -	$ -	
Clearing deposits	$104,869	$ -	$ -	

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

	Receivable	Payable
Fees and commissions receivable/payable	$169,696	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5– Subordinated Borrowings

The borrowings under the subordination agreements at December 31, 2015, are listed in the following:

Subordinated notes, 5 percent, due March 31, 2017	$ 300,000
Subordinated notes, 5 percent, due May 31, 2016	$ 300,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The interest expense for the year ended December 31, 2015 was $30,000.

Note 6 - Concentration of Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization Deposits its cash in high quality financial institutions, and management believes the organization Is not exposed to significant credit risk on those amounts. The amount greater than the FDIC insured limit was $716,960 at December 31, 2015.

O'Connor & Company Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 7 – Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $1,008,430 which was $758,430 in excess of its required net capital of $250,000. The Company's net capital ratio was .84 to 1.

Note 8 - Income Taxes - As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2015, the Company recorded the minimum franchise tax of $1,290.

Note 9 – Clearing Broker Deposit
The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000.

Note 10 – Exemption from the SEC Rule 15c3-3
O'Connor & Company Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Operating Lease Commitments
On August 5, 2013, the Company entered into a three year lease for office space under a non-cancellable operating lease, commencing October 1, 2013 and expiring October 31, 2016.

At December 31, 2015, future minimum lease payments under this agreement were as follows:

2015	$21,688.
2016	$16,614.
	$38,302

The Company leases a second facility on a month to month basis. Rent expense for the year ended December 31, 2015 was $35,395.

Note 12 – Subsequent Events
Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 26, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'Connor & Company Securities, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2015

Computation of Net Capital		
Total ownership equity		$474,912
Plus: Subordinated debt		600,000
Less: Non Allowable assets		
Property and equipment net of accumulated depreciation	61,445	
Security deposits	4,636	(66,081)
		1,008,831
Less Haircuts Security		(401)
Net Capital		1,008,430
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		56,620
Minimum dollar net capital required		250,000
Net Capital required (greater of above amounts)		250,000
Excess Capital		758,430
Computation of Aggregate Indebtedness		
Total liabilities		849,251
Aggregate indebtedness to net capital		0.84

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	
Due to SIPC	1,008,429
Rounding	1
Net Capital Per Audit	$1,008,430

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

O'Connor & Company Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
O'Connor & Company Securities, Inc.

I have reviewed management's statements, included in the accompanying O'Connor & Company Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 19, 2016

O'Connor & Company Securities, Inc.

February 11, 2016

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

RE: SEC Rule 176a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts its business in a fully disclosed basis and does not execute or clear securities transactions for customers.

O'Connor & Company Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period from January 1, 2015 to December 31, 2015.

Sincerely,



William O'Connor
President

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
O'Connor & Company Securities, Inc.
Costa Mesa, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by O'Connor & Company Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating O'Connor & Company Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. O'Connor & Company Securities, Inc.'s management is responsible for O'Connor & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Statement of Income and FOCUS Reports), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers (summary of FOCUS reports filed), noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (not applicable).

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Rocklin, California
February 19, 2015